August 7, 2015

PICO Holdings, Inc.
7979 Ivanhoe Avenue, Suite 300
La Jolla, CA 92037
Attn: Kristina Leslie, Chair of the Board

Cc: Board of Directors

Dear Kristina,

Central Square Management LLC, together with its affiliates ("Central Square"), currently owns approximately 6.0% of the outstanding shares of PICO Holdings, Inc. ("PICO" or the "Company"). We have been invested in the Company since October 2013 and have continued to build our position in PICO, acquiring shares as recently as July 2015.

By way of background, Central Square is an investment management firm that seeks to invest in undervalued public companies. We invested in PICO because we believe the Company is deeply undervalued and that there are opportunities within the control of management and the Board of Directors (the "Board") to create significant value for the benefit of all shareholders. Over the past several months, we have tried to engage constructively with you, other members of the Board and the management team to discuss our views and concerns regarding the direction of the Company as well as opportunities to create value for PICO shareholders. In fact, in our March 9, 2015 private letter to CEO John Hart and the Board (the "March 2015 Letter"), we outlined in detail our serious concerns at PICO and the specific strategies that we believe must be implemented to improve the Company's performance. While we had intended to keep our dialogue private, we have become increasingly frustrated with the Company's failure to substantively address the important issues we raised in a timely manner. Importantly, we now believe a greater sense of urgency for creating shareholder value is required at the Board level to best position the Company and its owners for long-term success.

While management has taken recent steps to start to prevent the destruction of further value at PICO with the sale of Northstar Agri Industries ("Northstar"), we have continued concerns regarding capital allocation and management compensation at PICO. **Specifically, we believe the Company should immediately explore the sale of its underperforming homebuilding assets and redeploy the proceeds with an issuer self-tender. Furthermore, we believe management compensation practices need a significant overhaul.**

PICO – A History of Poor Performance

Under the current leadership, PICO's share price has dramatically underperformed all major indices YTD and all relevant trailing periods (1-, 3-, 5- and 7-years). This performance is in stark contrast to PICO's own stated mandate outlined in its most recent 10-K to "maximize long-term shareholder value and to manage our operations to achieve a superior return on net assets over the long term." Clearly the Company is not meeting its own stated goals, proving that change is desperately needed at PICO to improve the Company's performance.

 1813 N. Mill Street, Suite F, Naperville, IL 60563 | +1 (630) 210-8923 | kelly.cardwell@csquarecapital.com



* Source: Bloomberg.

We believe the driving force behind PICO's poor performance is quite obvious: poor capital allocation decisions.

Let us start with Northstar. As detailed in the table below, we believe the Company invested roughly $110 million over the course of five years, generated roughly $75 million in pre-tax losses, and will receive at most $25.5 million net of transaction fees. In fact, after accounting for money tied up in escrow and cash needed to operate the rest of PICO, we estimate that only $10 million of the proceeds are available for investment. Even taking the most generous interpretation of these results, assuming the Company receives the full $25.5 million of value and ignoring past losses, we estimate value destruction of $85 million, or roughly $3.70 per PICO share.

Turning to UCP Inc. ("UCP"), a publicly held homebuilder operating in California, Washington, Tennessee and the Carolinas, we find yet another example of an investment that has destroyed value to the detriment of PICO shareholders. We believe PICO has invested nearly $125 million into UCP. At UCP's recent share price of $7.00, that investment is worth $74 million, resulting in value destruction of $50 million, or roughly $2.20 per PICO share.

Capital Investments			
	Capital In	Value today	Value destruction
Northstar	$ 110	$ 26	$ (85)
UCP	125	74	(51)

* Source: PICO filings, Central Square estimates.
* Northstar value today is expected net proceeds from announced sale of $30 million less $4.5 million of transaction costs. UCP current value based on 10.6m owned shares at $7.00 share price.

In addition to Northstar and UCP, there are several other recent investments that are smaller in scale but nonetheless clearly value destructive. These investments include Mindjet Inc., a software company, Mendell Energy, LLC, an oil and gas venture, and Synthonics, Inc., a biopharma company, which combined have consumed an estimated $34 million of capital. In fact, the Company has already written down the value of these assets to $27 million as of March 31, 2015 and we believe future impairments are probable.

Compensation – Heads Management Wins, Tails Shareholders Lose

We believe the root of PICO's poor capital allocation decisions can be traced back to a management compensation program that is not properly aligned with creating shareholder value. Start with a simple comparison of CEO compensation to 5-year total shareholder return (TSR). We have analyzed the compensation of PICO's own defined peer group as per its 2015 proxy statement and, as demonstrated in the chart below, have broken the analysis into quadrants in which the top right quadrant shows the least compensation and greatest TSR (our designated "Quadrant of Fame") with the bottom left quadrant showing the highest compensation and lowest TSR (our designated "Quadrant of Shame"). We find it highly concerning that PICO is the only company among its peer group that appears in the Quadrant of Shame (bottom left in the chart below). PICO shareholders appear to share our concerns as evidenced by their failure to approve the Company's executive compensation program at the 2015 annual meeting of shareholders held on July 9, 2015 (the "2015 Annual Meeting").

After a period in which PICO was one of the worst performing stocks driven by terrible capital allocation decisions, the CEO's total compensation package was increased by 135% year-over-year to over $5 million in 2014. Importantly, an astounding $2.1 million of the CEO's compensation is in the form of a guaranteed salary. Using the Company's own peer group, the median salary of the other CEOs is approximately $518,000 with not a single CEO receiving a salary in excess of $1 million (see table below). We believe this demonstrates a severe misalignment of interests between management and PICO shareholders. Furthermore, we believe the Board's decision to approve these egregious compensation programs cannot be the product of rational corporate decision-making that is in the best interests of the Company or its shareholders.



Source: SEC filings. "Primary peer group" as defined by PICO's 2015 proxy statement. BXMT excluded from chart above given significant outlier with +430% Total Shareholder Return ($5.6m total compensation package).

Primary peer group					
CEO (2014)		MC ($ in mn)	Salary	Other Comp	Total Comp
Pico Holdings	**PICO**	**$ 280**	**$ 2,113,000**	**$ 2,909,585**	**$ 5,022,585**
Bigliari Holdings	BH	847	900,000	-	$ 900,000
Blackstone Mortgage Trust	BXMT	2,670	-	5,598,308	$ 5,598,308
Capital Southwest	CSWC	726	447,250	1,996,342	$ 2,443,592
Harris & Harris Group	TINY	80	332,000	142,651	$ 474,651
Hercules Technology Group	HTGC	791	779,762	7,489,425	$ 8,269,187
KCAP Capital	KCAP	190	500,000	1,889,308	$ 2,389,308
Main Street Capital	MAIN	1,520	536,250	2,520,461	$ 3,056,711
MCG Capital	MCGC	163	488,575	533,940	$ 1,022,515
Otter Tail	OTTR	968	618,000	2,391,195	$ 3,009,195
Safeguard Scientifics	SFE	358	550,000	1,249,587	$ 1,799,587
Triangle Capital	TCAP	699	425,000	2,397,438	$ 2,822,438
	Average	$ 774	$ 640,820	$ 2,426,520	$ 3,067,340
	Median	$ 713	$ 518,125	$ 2,193,769	$ 2,633,015
	Max	$ 2,670	$ 2,113,000	$ 7,489,425	$ 8,269,187

* Source: SEC filings. "Primary peer group" as defined by PICO's 2015 proxy statement.

Perhaps even more concerning is the fact that in addition to the $5 million the CEO received for destroying what we believe to be significant shareholder value, the CEO will receive an additional cash bonus under the following terms as set forth in PICO's proxy statement: "In order to receive a payment, annual growth in our book value per share has to exceed a threshold level of 80% of the Standard & Poor's 500's annualized total return for the previous five calendar years." This means that after leading the Company to book value declines from nearly $28 per share in 2007 to something closer to $16-$17 per share today, if the Company has a bounce back year (perhaps driven by buying back stock below book value) in which it reaches, for example, $21 per share, the CEO will receive an excessive bonus on top of an already generous compensation package. Congratulations, you destroyed value over the long-term: here's your check!

Not only are these compensation incentives misaligned, but management and directors collectively own just 1.9% of the Company's outstanding shares so they have little stake in the Company's success.[1] This is particularly disheartening given that the CEO has been a member of the Board since 1996. We, on the other hand, own approximately 6.0% of the Company's outstanding shares. It seems apparent to us that with so little "skin in the game" and not enough confidence in the Company to engage in meaningful stock purchases, management and the Board do not have the same commitment to shareholder value as we do.

Back to Basics – Creating Shareholder Value

The Board and management team have proven themselves sorely lacking in the skill that we believe is most important to their respective roles: creating shareholder value. The overwhelming evidence clearly proves that significant changes are needed at PICO immediately. Importantly, as fiduciaries, the members of the Board need to be held accountable for failing to act in the best interests of PICO shareholders. We are therefore requesting three seats on the Board immediately in an effort to get PICO back on track towards creating value for all shareholders.

As noted above, there is no significant shareholder representation on the Board. We believe the shareholders, as the true owners of the Company, need to have a strong voice at the Board level. Such a voice promotes greater accountability and creates an environment that forces other directors to consider new and innovative ways to positively impact shareholder value. The negative vote on executive compensation should be a clear signal to the Board that the status quo is not acceptable.

---

[1] As disclosed in the Company's 2015 proxy statement.

Furthermore, as outlined in detail in our March 2015 Letter, we believe PICO has the opportunity to exit its poor return businesses to focus on the crown jewel of the Company: Vidler Water Company ("Vidler"). Please refer to Appendix A for our full analysis on Vidler, which is an excerpt from the March 2015 Letter. We continue to believe Vidler's portfolio of water assets is significantly undervalued and could be worth more than 2x its reported book value, or **an intrinsic value of approximately $375-$500 million**[2]. We have arrived at this valuation using several approaches, including:

- ***Bottom up assessment*** – we analyzed and calculated a fair market value for each of Vidler's major holdings using a discounted cash flow model. There are a variety of factors that influence the value, including pricing, time to monetization, and discount rate. Thus, we tested a range of scenarios using each of these inputs.

- ***Book value multiple*** – Vidler has historically sold its water assets at more than 2x capital costs (book value is a proxy for this). We think it is appropriate to consider a range of between 1.5x-2.0x, with the low-end of this range assuming a multiple in-line with historic averages in the homebuilding space, a sector closely related to water rights due to both demand drivers and nature of assets (both sectors are buying assets, developing them and selling at a premium over time).

In order to unlock this value, we believe the following steps should be taken immediately:

1. **Conduct a thorough review and overhaul of compensation policies.** Shareholders have rejected PICO's compensation policies twice in the last five years, including at the recently held 2015 Annual Meeting and, as outlined above, we believe major changes are needed at PICO accordingly.

2. **Conduct a formal sale process of UCP.** As detailed in our March 2015 Letter, UCP has valuable assets that could be better used by another homebuilder in need of quality lots. We believe the Company should be able to receive at least book value per share (approximately $11.00/share). In fact, we believe the fair market value of PICO's assets could be closer to $14.00 per share (or double its current share price) after accounting for the fact that land purchased by the Company in 2008-2011 has appreciated substantially compared to the cost basis, which is reflected in book value. Note that even this number is below UCP's July 2013 IPO price of $15.00 per share.

3. **Use the entire amount of the proceeds from a UCP sale and the $10 million of excess cash from the Northstar sale in an issuer self-tender.** This will provide liquidity to shareholders who desire it while being acceptable for all remaining shareholders. The *one* "silver lining" (if we can call it that) of management's missteps is that it has created a situation in which PICO's more valuable water assets can be purchased at a massive discount to intrinsic value. Even after updating our table from the March 2015 Letter to account for the losses at Northstar (and subsequent sale) and to take a more conservative assessment of UCP, we still get a sum of the parts value for PICO of $21.00-$27.00 per share, or 70-120% higher than today's share price.

[2] We have revised the low-end of our March 2015 analysis based upon current financial data now available.

1813 N. Mill Street, Suite F, Naperville, IL 60563 | +1 (630) 210-8923 | kelly.cardwell@csquarecapital.com

Table 1: Sum of the Parts Analysis		Value ($ mn)		Value per share	Source
UCP	*BV Multiple*				
Book Value	1.0x	117	$	5.04	Book Value (approx.)
Liquidation	1.3x	148	$	6.42	Asset value adj. for land appreciation from cost
Vidler	*BV Multiple*				
Low-end of Book Value Multiples	1.5x	376	$	16.26	1.5x P/B (adj. for impairments); historical avg. for homebuilders
High-end of Bottom-up assessment	2.1x	500	$	21.65	Historical deals, comparable transactions, channel work
Mindjet, oil & gas, & other		14	$	0.61	50% of 3/31/15 book; Discount to $34 million capital invested
+ Cash & Investments (excl. UCP) - unencumbered		21	$	0.92	Unencumbered cash post Northstar sale (3Q15)
+ Escrow Northstar proceeds		10	$	0.44	Northstar sale proceeds in escrow
- Less Capitalized corporate costs		(60)	$	(2.60)	6x Corporate costs of $10m/yr.
Total other		(15)	$	(0.63)	
					Upside
	SOTP - Low $	**478**	**$**	**20.68**	**72%**
	SOTP - High $	**634**	**$**	**27.44**	**129%**
	Diluted shares			23.10	
	Current price		$	12.00	

** Source: PICO filings, Central Square estimates.*

Assuming the Company uses the UCP proceeds combined with the $10 million of available cash from the Northstar sale to repurchase stock at $16.00 per share (30% higher than today's stock price), results in a potential share count reduction of up to 43% and an increase in fair value to $23.00-$36.00 per share, or up to 30% more than simply sitting on the cash and representing 90%-200% upside from recent trading levels. It is important to note that these values do not consider upside possibilities such as accelerating water price increases or corporate cost cutting that should be achievable with the newly streamlined business.



Table 2: Sell UCP & Execute Buybacks with Proceeds

Sale of UCP				Cash ($ mn)	Est. PICO repurchase price	# share repurchased	% of PICO shares	# new PICO Shares
UCP	Low	$127	Low	$127	$ 16.00	7.9	34%	15.2
	High	$158	High	$158	$ 16.00	9.9	43%	13.2

Estimated value of New PICO (post sale + repurchases)				Vidler Value	Corporate costs & Other	New PICO Total Value	New PICO Value/sh.	% Upside
Vidler	Low	$376	Low	$376	($25)	**$351**	**$ 23.11**	**93%**
	High	$500	High	$500	($25)	**$475**	**$ 36.00**	**200%**

** Source: PICO filings, Central Square estimates.*

Conclusion

As a large shareholder of PICO, our interests are directly aligned with those of all shareholders. Despite the Company's poor performance, we believe there is still time for management to put PICO on the path towards significant shareholder value creation. In fact, if management follows the steps outlined in this letter, we believe PICO's stock price could double or even triple.

We hope that through this letter, you will take our concerns seriously and more fully understand our strong desire to work constructively with you, the other members of the Board and management to implement meaningful steps to enhance shareholder value at PICO. We remind you that the Board's duties are to PICO shareholders. We look forward to continuing our discussions on ways to unlock significant value for all.

 1813 N. Mill Street, Suite F, Naperville, IL 60563 | +1 (630) 210-8923 | kelly.cardwell@csquarecapital.com

Regards,

Kelly Cardwell, CFA
Managing Partner, Central Square Management

Appendix A

Excerpt From March 2015 Letter to Pico Holdings

Vidler Analysis

Finally, we arrive at the Vidler Water Company ("Vidler") representing nearly 50% of book value and an even greater percentage of intrinsic value. Vidler attempts to buy water assets cheap, develop them and sell them after the value has appreciated. *There is one basic and important point to remember – water is becoming increasingly scarce in Vidler's markets and as scarcity increases, so too will the value of Vidler's assets.* While you likely have an in-depth understanding of the positive attributes of the water business, we have included a brief review of some of the various factors influencing and shaping water rights in the Southwest.

Idaho
Wyoming
N. Platte
Fontenelle Dam
Flaming Gorge Dam
Cheyenne
0 50 100 miles
Salt Lake City
Little Snake
Duchesne
Yampa
S. Platte
Nevada
White
Denver
Utah
Green
Upper Basin
Colorado
San Rafael
Gunnison
Aspinall Unit
Arkansas
Colorado
Dolores
Paria
Virgin
Glen Canyon Dam (Lake Powell)
San Juan
Navajo Dam
Las Vegas
Lees Ferry
California
Hoover Dam (Lake Mead)
Little Colorado
Rio Grande
Santa Fe
Davis Dam
Lower Basin
Albuquerque
Parker Dam
Arizona
Los Angeles
Bill Williams
New Mexico
Phoenix
San Diego
Salt
Gila
Imperial Dam
Tucson
Texas
MEXICO
* *Source: Rand Corporation.*

"Go West, young man"…but bring some water.

Long-term water supply is a major issue in the Southwestern U.S. Droughts have occurred in 11 of the past 14 years (*US Drought Monitor*). The Colorado River, which provides water to 40 million people in the U.S., is under severe stress. The image to the right details the Colorado River system: the Lower Basin is more relevant to PICO and supports water needs for Nevada, Arizona and California. The fundamental issues with the river today pertain to the Colorado River Compact that governs allocation of water rights for states along the river. Not only was this agreement signed in 1922 after an unusually wet period, but it failed to factor in evaporation losses. Given these oversights, river allocations were based on annual water flow of 16.4 million acre-feet per year while subsequent studies have estimated that average water flow is closer to 13.2-14.3 million acre-feet per year, or roughly 20% lower. The reality of lower supply combined with increased demand has led to severe shortages, most evident in reservoirs along the Colorado River.

Lake Powell (on the border of Utah & Arizona) and Lake Mead (outside of Las Vegas) are considered to be gauges for the Colorado River's water supply. Capacity levels at both lakes are well below historic levels (see images on the following page). Lake Mead, in fact, reached 39% of capacity in 2014 – a low that has not occurred since the Hoover Dam was built to create the reservoir in 1935. The elevation of Lake Mead today is 1,088 feet above sea level versus its historical peak of 1,225 feet. Putting this into perspective, if the lake falls below 1,050 feet, the Hoover Dam may begin to have issues generating electricity, and if it falls below 1,000 feet…Las Vegas can say goodbye to its drinking water.



Source: Bureau of Reclamation, National Park Service, National Geographic.

Weather plays a major role in the Colorado River's water supply, as much of its water originates from snowpack in the Rockies. As such, heavy snows and/or rains could alleviate drought conditions. This occurred in mid-2010 when Lake Mead was at a low capacity level similar to today but then a heavy snowmelt resulted in increased water levels. Unfortunately, Lake Mead's levels have once again fallen despite above-average 2014 snow conditions in Colorado. This is evidence that a few years of heavy snow cannot alter the long-term water shortage issues taxing the system. If estimates prove to be accurate, supply will stay below 15 million acre-feet per year and will fall short of projected demand of 18-20 million acre-feet per year by the middle of this century, as evidenced by the chart below. This imbalance should prove beneficial to owners of water such as Vidler as greater scarcity will drive asset valuations higher.



Source: US Department of the Interior, Water Asset Management LLC.

The Nuts & Bolts of Water Rights

Before jumping into Vidler, let's examine the business of water rights.

- ***What is a water right?*** – The legal right for a user to access a water source such as a river, stream, reservoir or groundwater. New homes must have water and accordingly, developers pay for those rights. Rights take a variety of forms by use case (agricultural, municipal, industrial) and water source (groundwater, surface water). Agricultural rights are used in farming. Municipal rights are used for housing and commercial while industrial rights include use by manufacturers or power generation plants.


Water Source
•Groundwater
•Surface water (rivers, lakes, ponds, etc.)
Use Case
•Agricultural
•Municipal
•Industrial
End Users
•Homebuilders
•Commercial or Manufacturing facilities
•Power Plants
•Golf courses
Water Rights

** Source: Central Square.*

- ***How do you measure water rights?*** – Water rights are measured in acre-feet, which equates to roughly 326,000 gallons of water. This is enough to serve 2-3 homes per year depending upon the home size and region.
- ***How do you obtain water rights?*** – Water rights are tradable assets that can be purchased from local water agencies, private investors, or together with tracts of land. A developer can also buy agricultural rights directly from farmers but they will likely face challenges such as (1) cobbling together rights from different farmers, (2) converting rights from agricultural to municipal use, and (3) transporting the water to its intended source. Water rights can also be leased.
- ***How much do water rights cost?*** – Pricing varies widely by category and location. For example, Phoenix has long-term credits for the Colorado River water that is stored underground. Pricing for these rights today range from $170-250 per acre-foot but such rights are single-use so in order to accommodate a housing development you would need a large quantity. By comparison, Phoenix has groundwater rights that are $1,000-2,000 per acre-foot but provide perpetual access to the water source. Similar groundwater rights in parts of Reno can sell for more than $30,000 per acre-foot. In general, agricultural rights are priced lower than municipal or industrial rights.
- ***Why doesn't the government buy or confiscate needed water rights?*** – We suspect this does not occur for two main reasons. First is historic precedent: the ownership system governing water rights today was established in the 1800s when the West was settled and the background concept of the present Nevada water law was developed from the Irrigation Act of 1903. With a long history of private water rights ownership, we think it is unlikely the government would seize assets without market-based compensation. Second, the government has limited capital and cannot afford to buy something that may not be needed for 20 years or more unless it immediately raises taxes. Call us skeptics, but this would not seem to be the best political move.

PICO's Water Business (Vidler)

With the industry backdrop established, we must analyze the specifics of Vidler's business. Vidler not only buys and sells water rights, but also develops them. The Company identifies water rights that can be acquired at inexpensive rates with the expectation that it can further develop the rights and sell them at higher rates over time. Taking the water development process from identification and acquisition through permitting and development (as depicted in the proceeding chart) can be quite cumbersome. There are a host of stakeholders that can hinder the process, including local and federal government agencies, Native American tribes, environmentalists, and landowners. Vidler's ability to navigate this tangled web of oftentimes conflicting entities is one of its core competencies. Vidler has deep-rooted relationships in the areas it invests and will even partner with local entities to help smooth the cycle of investment to monetization. Vidler's history in Reno could prove illustrative. In 2000, the Company purchased ranch

land with groundwater and then constructed a pipeline that enabled the water to be pumped down to the metro area, providing the city nearly 10% incremental supply. Vidler added tremendous value in this case because the Company footed the bill upfront and provided supply for the future growth of the city. In fact, the following quote from the Washoe County Director of Water Services in response to a question about Vidler's Reno water assets is extremely telling: "We got valuable facilities that would have facilitated and supported planned development. We did not have to do the planning, negotiating, permitting, engineering, design, or construction of these facilities." *(Phoenix Magazine, June 2013)*


Identification and Acquisition
Permitting
Development
Sale
Projects can span 3-7 years or more
Site Feasibility Analysis
Purchase assets at attractive valuations
Extensive due diligence
Localized relationships
Public participation and support
Deep industry expertise (Environmental Impact Statement (EIS), Endangered Species Act, Clean Water Act, etc...)
Maximizing aquifer potential (managed through groundwater recharge facilities and location of wells)
Capital investments to bridge supply and demand
Buyers of groundwater
Developers
Providers of municipal/industrial water supplies
Public Agencies
Energy Companies
Industrial users

** Source: PICO Investor Presentation.*

Historically, Vidler has sold its water rights at significantly higher levels than the original purchase price. The table below summarizes Vidler's historic transactions. We estimate that the cumulative return on investment (ROI) was more than 2x since 1995 and the annualized ROI was 18-20% depending upon timing of capital deployment assumptions. While the return potential on Vidler's current holdings will vary, particularly given that the housing recession has delayed some monetizations, we think historic returns bolster our view that there is meaningful upside.

Closed Deals	Location	Initial Invest	Exit	Investment	Exit	# yrs.	ROI	Annualized
Cline Ranch	CO	Nov-95	Mar-02	2.5	2.6	5.5	5%	0.9%
Wet Mountain	CO	1995	2007	0.1	0.4	12.0	314%	12.6%
City of East Dillon	CO	1995	2002	2.7	3.1	7.0	15%	2.0%
West Wendover	NV	1999	Dec-03	8.3	12.4	4.0	50%	10.6%
Big Springs Ranch (Elko County)	NV	1999	Dec-03	2.6	3.1	4.0	20%	4.6%
Summit County	CO	1995	2004	0.2	0.4	9.0	143%	10.4%
Harquahala 1	AZ	Jun-97	Jun-05	30.4	115.0	--	--	--
Part 1	AZ	Jun-97	Mar-01	4.4	12.6	3.0	186%	42.0%
Part 2	AZ	Jun-97	Mar-02	3.0	5.3	2.0	77%	32.9%
Part 3	AZ	Jun-97	Jun-05	23.0	83.1	3.3	261%	48.5%
Tule Desert 1	NV	Jun-99	Oct-05	5.9	10.8	3.0	83%	22.3%
Spring Valley	NV	Jul-00	Aug-06	4.5	22.4	6.0	398%	30.7%
Union Pacific Railroad	NV	Jun-01	Sep-06	1.5	2.5	3.8	67%	14.6%
Golden	CO	1995	2007	0.5	1.5	12.0	201%	9.6%
Fish Springs	NV	2000	Jul-08	0.2	0.6	8.0	222%	15.7%
Semitropic Water Storage	CA	Nov-96	2Q09	13.0	25.8	--	--	--
Part 1	CA	Nov-96	May-01	2.2	3.3	3.3	50%	13.3%
Part 2	CA	Nov-96	Sep-01	3.8	6.9	3.5	82%	18.6%
Part 3	CA	Nov-96	Jul-08	6.0	11.7	9.0	95%	7.7%
Part 4	CA	Nov-96	2Q09	1.0	3.1	10.0	210%	12.0%
Harquahala 2	AZ	Nov-96	Jun-13	3.7	10.0	16.5	170%	6.2%
Idaho Farms	ID	Jul-07	Jun-13	14.5	15.3	6.0	5%	0.9%
			Total	$ 90.5	$ 211.0		133%	18-20%

** Source: SEC filings, Central Square estimates.*
** <u>Note:</u> West Wendover & Big Springs deals from former PICO-owned business, Nevada Land and Resource Company. # of years used to calculate annualized ROI may vary from initial investment to exit timeframe due to timing of cash flows.*

Nevada & Arizona

Vidler's assets are largely in Nevada and Arizona so it's important to review the specifics of each market.

Nevada

Vidler has seven core investments in Nevada, the largest of which is Fish Springs Ranch near Reno that comprises 40-50% of the fair market value of its water assets. We believe Vidler will begin to monetize this asset in the next few years and, in the process, unlock a significant amount of value for PICO shareholders. Further, this undervaluation in Fish Springs is not unique and is reflective of hidden value across a majority of Vidler's water portfolio.

Reno, a desert city with limited water, has long-term supply constraints similar to those faced by the Colorado River. Its major source of water, the Truckee River that flows out of Lake Tahoe (see chart), is near the low-end of historic flow levels and the city has recently dipped into its backup water supplies for the first time in twenty years. Following the last prolonged drought in the late 1980s/early 1990s, a period of heavy snow in the Sierra Nevada mountains replenished lake levels for a short time. While this could happen again, the difference today is Reno's water demand continues to grow so the problem becomes more severe every time the lake hits critical levels. During the 1980s/1990s drought, Reno's population was below 250,000 versus more than 400,000 today (see chart below). Similarly, Reno's water use was only 60,000 acre-feet per year versus 80,000 today. Demand continues to grow and is likely to exceed 100,000 acre-feet in 15 years. Further, there are neighboring cities and Indian tribes with claims to water. The bottom line is Mother Nature will not bail Reno out of its long-term water challenges.

This is precisely where Vidler fits in and can add tremendous value – its groundwater north of Reno is one of the largest alternative water supplies accessible to the city. Reno's municipal water authority has explicitly included Vidler's water supply in its 2010-2030 Water Resource Plan, which details long-term planning needs. Further, population growth is accelerating and this will directly increase the demand for more water.


CALIFORNIA
NEVADA
Pyramid Lake
Derby Dam
Truckee River
FALLON
Stampede
Independence
Boca
Prosser
Donner Lake
RENO/SPARKS
Lahontan Reservoir
Carson River
Truckee River
Lake Tahoe
NORTH
A 1983-1,769,000 af AVG - 551,100 af 1931- 133,200 af
B 1983-2,017,000 af AVG - 585,700 af 1992- 114,400 af
C 1983-1,888,800 af AVG - 399,300 af 1992- 17,400 af
D 1978- 287,400 af AVG - 160,200 af 2000- 30,500 af
E 1983- 804,300 af AVG - 269,900 af 1927- 26,300 af

Figure 2: Truckee River System with Highest, Lowest and Averaged Recorded Flows


Population
TMWA Production (Acre-Feet)
County Population
Annual Production

* *Source: Truckee Meadows Water Authority.*


HISTORICAL ELEVATION
Lake Tahoe Minimum and Maximum Elevations: 1900-1957 data are end of month records;
1957-present are actual elevations.
MAX. ELEVATION 6229.1 FT
NATURAL RIM: 6223 FT

* *Source: Truckee Meadows Water Authority.*

While water supply is shrinking, demand is increasing with Reno's above average job growth. Tesla announced it is building its Gigafactory 15 miles east of Reno resulting in 6,500 new jobs to the area. Vidler could benefit from Tesla's factory: (1) directly via a new residential development, and (2) indirectly from redirecting and swapping water being used in the North Valley today. Amazon is also moving a distribution center with 1,000 employees to Reno from the nearby city of Fernley. In total, the Economic Development Authority of Western Nevada projects Reno will add 50,000 new jobs (on a base of 200,000) in the next 5 years. Housing developers we have spoken with have indicated this could translate into 30,000 new homes, which would substantially increase water demand.

Vidler's primary Reno asset is Fish Springs. The Company purchased ranch land 40 miles north of Reno with the eventual goal of transporting the significant groundwater underneath the land to the water-deprived metro area (see map). The assets include 7,500 acres of ranch land, 13,000 acre-feet of permitted water rights, and a 35-mile pipeline connecting to the outer edge of Reno's water system. The pipeline was completed just in time for the 2007 housing market collapse, which caused water rights demand to dry up (pun intended). The housing decline forced the Company to take non-cash impairment charges.


Patton Village
Fish Springs Ranch Rd
Pyramid Lake
Tule Peak
35-mi. pipeline
providing groundwater
Lemmon Valley-Golden Valley
Spanish Springs
Sun Valley
Verdi
Reno
Sparks
Truckee
Google
** Source: Central Square, Google Maps.*

These charges do not reflect the economic value of the assets today. While GAAP requires a write down in a down market, there is no corresponding write up when conditions improve. In fact, the only way for these assets to reflect market rates is via a sale. The good news is we believe water rights sales are forthcoming. There is a minimal supply of water remaining in the north valleys of Reno and it is one of the cheapest areas to buy land. In addition, there are new commercial entrants that have opened facilities in the area, which will increase demand on the already taxed Reno water system. We believe Vidler can monetize these assets well above the value currently reflected on PICO's balance sheet. Further, we believe this undervaluation is misunderstood.

The Nevada Vidler story is not all about the "Biggest Little City in the World". Outside of Reno, Vidler has water interests in or near Las Vegas, Fernley, and the Carson City area. Vidler's water rights near Carson/Lyon counties and north of Las Vegas could be worth well over $90 million even after a revenue share agreement with one of the counties. Moreover, one of these two properties is on the books for $4 million and was under option last year to be purchased for prices that could have netted $40-60 million to Vidler. The option was not exercised for reasons out of Vidler's control but it makes a clear case that the real economic value is a far cry from $4 million!

Arizona

Vidler also owns a substantial amount of water assets in and around Phoenix. Nearly 40% of the city's water comes from the supply-constrained Colorado River. Due to agreements that have been in place since the 1960s, Phoenix is junior to California in terms of obtaining water from the Colorado River (i.e., California gets all of its water before Arizona and Nevada). Water prices in Phoenix have risen over the past few years and we expect this to continue. But even at current prices, the value of Vidler's assets is significantly higher than what is reflected on PICO's books. If we were to impute the price per acre-foot



from a deal Vidler completed in 2014 onto its entire Phoenix storage credits, it would imply a market value of more than 2x its book value.

Phoenix's water supply constraints are causing agricultural users to take voluntary water cuts. After a sharp decline following the housing collapse, demand has increased at a rapid rate in recent years. In 2014, for example, *Forbes* ranked Phoenix the third fastest growing city in the U.S. Economic improvement combined with supply constraints should lead to appreciating water rights prices.

Vidler's largest monetization to date (across all markets) occurred near Phoenix in 2005 and the Company has remained active in the market. Vidler has three core assets in Arizona today: (1) 150,000 acre-feet of water stored underground in the Phoenix metro area; (2) 250,000 acre-feet of water stored underground 70 miles west of Phoenix; and (3) ranch land & associated water rights also west of Phoenix. Our bottom-up analysis suggests the discounted value of these assets could be worth $90 million today (or potentially much higher depending upon timing of monetization) compared to a book value of $54 million.

Recap of Vidler

A large part of PICO's undervalued share price stems from a highly inefficient water rights market that flies under the radar of investors. The analysis above focuses on Vidler's largest assets in Reno and Phoenix but we believe its entire portfolio is undervalued and could be worth more than 2x its reported book value.

One important question is – how long will it take to realize this value? One must distinguish Vidler's water rights portfolio not only by geography, use case, and type but also by the relative maturity of those assets in moving from development phase to monetization. Let's consider two scenarios: (1) buying a ranch 40 miles away from the closest city with associated groundwater rights but no means to transport them or (2) buying the same ranch with a $100 million pipeline to transport the water from the ranch to the city. Which scenario would create more value with lower risk? Clearly the answer here is scenario 2. Ultimately, we care about discounted cash flows. Vidler's portfolio today is far more attractive than it was five years ago because asset values have risen and we are closer to taking cash out than we are to putting cash in. It is worth remembering the tyranny of time on returns on investment: a double in 5 years provides a 15% ROIC but if it takes 10 years, the ROIC dwindles to just 7%.

Let's look at two different approaches to attempt to value Vidler:

(1) ***Book value multiple*** – Historically, Vidler has sold its water assets at more than 2x capital costs (book value is a proxy for this). We think it is appropriate to consider a range of between 1.5-2.0x, with the low-end of this range assuming a multiple in-line with historic averages in the homebuilding space, a sector closely related to water rights due to both demand drivers and nature of assets (both sectors are buying assets, developing them and selling at a premium over time). Applying this range to Vidler's adjusted book value of $243 million implies a **fair market value of $365-487 million**[3]. Note that we have adjusted our book value for $40 million of impairment charges taken since the recession that we believe understate Vidler's true economic value, as previously discussed. Prices are increasing in Vidler's markets and we expect this will continue in the years ahead as water becomes scarcer.

---

[3] As Noted previously, we have revised the low-end of our March 2015 analysis based upon current financial data now available.

(2) ***Bottom up assessment*** – Perhaps a better approach is to assess each of Vidler's assets. Based on our discussions with water brokers, private equity investors, government agencies, and water experts in Vidler's major regions, we gauged supply/demand and pricing patterns in each of the markets and then calculated a fair market value for each of Vidler's holdings using a discounted cash flow model. There are a variety of factors that influence the value, including pricing, time to monetization, and discount rate. After testing multiple scenarios, we arrived at a **fair market value range of $400-500 million**. Even the high end of this range represents a discount to a liquidation value approach that applies current market prices to the entire portfolio as we are assuming Vidler continues as an ongoing entity and takes time to monetize assets. We also ignored upside possibilities such as worsening drought conditions or higher than projected economic growth.